SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  29 November 2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	IHG Investor & Analyst Educational Webcast dated 19 November 2013

Exhibit 99.1

19 November 2013

IHG Investor & Analyst Educational Webcast - Delivering High Quality Growth

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)]  will today hold an educational event for investors and analysts in London, with presentations and live webcast starting at 2pm GMT.
This event will provide further detail on IHG's strategy to deliver high quality growth. The company released its third quarter interim management statement on 5 November and there will be no further update on trading.
The live webcast with online Q&A facility will be available at www.ihgplc.com/investors. The webcast replay will be available following the event along with the presentation materials at www.ihgplc.com/presentations.

There will also be a live listen only dial-in facility

UK Toll	+44 (0) 20 3003 2666
UK Toll Free	0808 109 0700
US Toll	+1 646 843 4608
US Toll Free	+1 866 966 5335
Passcode	IHG
Replay details

UK Toll	+44 (0) 20 8196 1998
UK Toll Free	0800 633 8453
US Toll	+1 866 583 1039
US Toll Free	+1 866 583 1035
Passcode	1528010

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green):	+44 (0)1895 512176	+44 (0) 7808 098724
Media Relations (Yasmin Diamond, Zoe Bird):	+44 (0)1895 512008	+44 (0) 7736 746167

Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE™ Hotels & Resorts.
IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 76 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet for Elites across all hotels, globally.
IHG franchises, leases, manages or owns over 4,600 hotels and 679,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg,www.facebook.com/ihg or www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	29 November 2013